AB✱ 12/3

UNIT[ED STATES]
SECURITIES AND E[XCHANGE COMMISSION]
Washington, D.C. 20549

09042913

SEC Mail Processing Section
NOV 27 2009
Washington, DC 122

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47390

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2008 (MM/DD/YY) AND ENDING September 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ANZ Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 Avenue of the Americas, 6th Floor
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Gary R. Stuber 212-801-9788
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 12/16

OATH OR AFFIRMATION

I, Gary R. Stuber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ANZ Securities, Inc., as of September 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary

Title

Notary Public

AMELIA V. ANDERSON
Notary Public, State of New York
Registration #01AN6044376
Qualified in New York County
My Commission Expires July 3, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report

The Board of Directors
ANZ Securities, Inc.:

We have audited the accompanying statement of financial condition of ANZ Securities, Inc. (the Company), an ultimately wholly owned subsidiary of Australia and New Zealand Banking Group Limited, as of September 30, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ANZ Securities, Inc. at September 30, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 23, 2009

ANZ SECURITIES, INC.
(An Ultimately Wholly Owned Subsidiary of
Australia and New Zealand Banking Group Limited)

Statement of Financial Condition

September 30, 2009

Assets		
Cash and cash equivalents (note 3)	$	7,872,407
Short-term investments (note 4)		9,992,167
Receivable from the Ultimate Parent (note 7)		192,028
Private placement and underwriting fees receivable		1,162,149
Deferred tax asset (note 5)		93,248
Total assets	$	19,311,999
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses (note 7)	$	912,170
Total liabilities		912,170
Commitments and contingent liabilities (note 8)		
Subordinated borrowings (notes 6 and 7)		10,000,000
Stockholder's equity:		
Common stock, no par value. Authorized, issued, and outstanding 200, shares		548,487
Retained earnings		7,851,342
Total stockholder's equity		8,399,829
Total liabilities and stockholder's equity	$	19,311,999

See accompanying notes to statement of financial condition.

(1) Organization

ANZ Securities, Inc. (the Company) is a wholly owned subsidiary of Minerva Holdings Limited, which, in turn, is a wholly owned subsidiary of ANZ Funds Pty Limited (the Parent), which, in turn, is ultimately a wholly owned subsidiary of Australia and New Zealand Banking Group Limited (the Ultimate Parent).

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) (formerly, the National Association of Securities Dealers, Inc.). The Company deals in Australian and New Zealand fixed income securities and acts as an agent for the Ultimate Parent, liaising between U.S. customers and the Ultimate Parent. Securities transactions are made on a delivery versus payment basis or receipt versus payment basis (DVP/RVP). The Ultimate Parent performs certain execution, clearing, and settlement services for the Company.

(2) Summary of Significant Accounting Policies

(a) Financial Accounting Standards Board (FASB) Accounting Standards Codification

In September 2009, the Company adopted FASB Statement of Financial Accounting Standards (SFAS) No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* (FASB Accounting Standards Codification 105). SFAS No. 168 establishes the FASB Accounting Standards Codification™ (Codification or ASC) as the single source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other nongrandfathered, non-SEC accounting literature not included in the Codification is nonauthoritative.

Reference to GAAP requirements, where provided in these financial statements are to the ASC.

(b) Use of Estimates

The preparation of the accompanying statement of financial condition in conformity with U.S GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Current market conditions increase the risks and complexities in the judgment of these estimates. Actual results could differ from these estimates.

(c) Fixed Assets

The Company does not maintain or own any fixed assets. The furniture, fixtures, and equipment used in the daily operation are rented from the Ultimate Parent's New York branch.

(3) Cash and Cash Equivalents

The composition of cash and cash equivalents as of September 30, 2009 is as follows:

JPMorgan Chase Money Market Account	$	6,489,668
JPMorgan Chase Payroll Account		49,047
Pershing Clearing Account		100,000
Pershing Operating Account		35,213
ANZ Banking Group Limited, New York Branch – Operating Account		1,198,479
Total cash and cash equivalents	$	7,872,407

(4) Fair Value Measurements

The Company adopted ASC 820, *Fair Value Measurements and Disclosures*, as of October 1, 2008. ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 – Quoted market prices in active markets for identical assets or liabilities

Level 2 – Observable market based inputs or unobservable inputs that are corroborated by market data

Level 3 – Unobservable inputs that are not corroborated by market data

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company's short-term investment is a U.S. government treasury bill whose fair value is based on quoted market prices.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of September 30, 2009:

	Assets at fair value as of September 30, 2009			
	Level 1	**Level 2**	**Level 3**	**Total**
Financial instruments at fair value:				
U.S. government debt	$ 9,992,167	—	—	9,992,167
Total financial instruments at fair value	$ 9,992,167	—	—	9,992,167

(5) Deferred Tax Asset

As of September 30, 2009, the Company recognized a current deferred tax asset related to interest expense. Management has determined that the realization of the recognized deferred tax asset is more likely than not, based on taxable temporary differences and anticipated future taxable income.

(6) Subordinated Borrowings

The Company has a subordinated loan outstanding in the amount of $10 million from the Parent (Subordinated Loan). The Parent irrevocably agrees that the obligations of the Company with respect to the payment of principal and interest shall be and are subordinate to all claims of all other present and future creditors, as defined, of the Company. Under the agreement, the Company will pay the Parent, or assign on April 30, 2011, the amount borrowed and interest at the rate of LIBOR plus 24 basis points per annum to April 30, 2010, and LIBOR plus 79 basis points per annum to April 30, 2011. At the option of the Company, but not at the option of the Parent, payment of all or any part of the payment obligation, prior to the maturity date, may be made by the Company only upon receipt of the prior written approval of FINRA.

The Company received approval from FINRA that the Subordinated Loan meets the FINRA's subordination requirements. It is included in net capital in the computation of net capital under Rule 15c3-1 of the SEC (note 9).

(7) Related-Party Transactions

The following is a summary of amounts reflected in the statement of financial condition that are as a result of transactions with affiliated companies as of and for the year ended September 30, 2009:

ANZ Banking Group Limited, New York Branch – Operating Account	$	1,198,479
Receivable from Ultimate Parent		192,028
Private placement and underwriting fees receivable		425,000
Subordinated borrowings		(10,000,000)
Accounts payable		(202,262)

(8) Commitments and Contingent Liabilities

At September 30, 2009, future minimum rental payments under a rental agreement with the Parent, and expiring in 2010 is approximately as follows:

		Amount
Year ending September 30:		
2010	$	16,925
Total	$	16,925

(9) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company calculates its net capital requirement under the alternative method, which requires a broker-dealer to maintain net capital equal to the greater of $250,000 or 2% of aggregate debit balances.

At September 30, 2009, the Company had net capital of $13,167,585 which is in excess of its required net capital of $250,000 by $12,917,585, which is in compliance with the required net capital ratios in accordance with SEC Rule 15c3-1.

(10) Subsequent Events

The Company has evaluated subsequent events through the date the accompanying statement of financial condition was issued, which was November 23, 2009.

Subsequent to September 30, 2009, the Company submitted an application to FINRA for an additional subordinated loan from the Parent in the amount of $32 million. The terms and conditions for this new subordinated loan are consistent with those described in note 5 above, exception that the new subordinated loan would have an initial term of three years from the effective date and would bear interest at the rate of LIBOR plus 230 basis points per annum.

The Company received verbal approval from FINRA on November 12, 2009 that the new subordinated loan meets the FINRA's subordination requirements. As of November 12, 2009, it will be included in the Company's net capital in the computation of net capital under Rule 15c3-1 of the SEC.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
ANZ Securities, Inc.:

In planning and performing our audit of the statement of financial condition of ANZ Securities, Inc. (the Company), an ultimately wholly owned subsidiary of Australia and New Zealand Banking Group Limited, as of and for the year ended September 30, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 23, 2009

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

The Board of Directors
ANZ Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to September 30, 2009, which were agreed to by ANZ Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating ANZ Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). ANZ Securities, Inc.'s management is responsible for ANZ Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries as per ANZ Securities, Inc. January 2009 bank statement noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2009 less revenues reported on the FOCUS reports for the period from October 1, 2008 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to September 30, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with ANZ Securities, Inc.'s trial balance for the six-month period ended September 30, 2009 noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in ANZ Securities, Inc.'s trial balance supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 23, 2009

KPMG

ANZ SECURITIES, INC.

(An Ultimately Wholly Owned Subsidiary of
Australia and New Zealand Banking Group Limited)

Statement of Financial Condition

September 30, 2009

(With Independent Auditors' Report Thereon)